S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 4-08

  April 18, 2008

PRIVATE PLACEMENT COMPLETED

SAMEX has completed a private placement of 2,565,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.60 per unit (originally announced in News Release No. 3-08 dated March 28, 2008).  One full warrant entitles the holder to purchase an additional common share at a price of $0.70 per share if exercised at any time during the three year term of the warrant which expires April 15, 2011.  The units (2,565,000 shares and 1,282,500 warrants) have been issued and are subject to a hold period until August 16, 2008.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.

“Larry McLean”

Vice President - Operations

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.